Exhibit 99.1

Results of Annual General Meeting

Melbourne, Australia, November 11, 2025– Opthea Limited (ASX/NASDAQ: OPT) (“Opthea” or “the Company”) advises that in accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), the results of the resolutions put to shareholders at today’s Annual General Meeting are included in the attached document. All resolutions were carried by the requisite majority.

Authorised for release to ASX by the Board of Directors.

Investor Inquiries

Email: info@opthea.com Web: www.opthea.com

Source: Opthea Limited

Opthea Limited Annual General Meeting Tuesday, 11 November 2025 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Re-election of Director – Dr. Jeremy Levin	Ordinary	599,239,865 87.41%	83,922,373 12.24%	2,374,742 0.35%	5,515,699	698,093,129 89.25%	84,045,357 10.75%	5,519,210	Carried
2 Re-election of Director – Ms. Kathy Connell	Ordinary	658,734,520 96.09%	21,911,178 3.19%	4,898,282 0.72%	5,508,699	759,711,324 97.18%	22,034,162 2.82%	5,912,210	Carried
3 Adoption of remuneration report	Ordinary	500,204,619 73.28%	181,361,174 26.57%	990,462 0.15%	5,599,011	597,661,672 76.71%	181,476,089 23.29%	5,602,522	Carried
4 Issue of options to Mr. Lawrence Gozlan under the NED Plan	Ordinary	544,181,798 79.52%	137,792,116 20.13%	2,389,793 0.35%	5,401,623	643,038,182 82.34%	137,927,031 17.66%	5,405,134	Carried
5 Issue of options to Ms. Kathy Connell under the NED Plan	Ordinary	544,668,649 79.59%	137,339,116 20.06%	2,385,442 0.35%	5,372,123	643,120,682 82.39%	137,474,031 17.61%	5,775,634	Carried
6 Issue of options to Dr. Jeremy Levin under the LTIP	Ordinary	540,110,439 78.93%	141,805,139 20.72%	2,374,429 0.35%	5,475,323	638,951,459 81.82%	141,940,054 18.18%	5,478,834	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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